Exhibit 99.2

Brookfield Asset Management Inc.

Letter to Shareholders

Overview

We reported the highest funds from operations (FFO) and net income in our history with $3.4 billion of FFO for shareholders, or $5.14 per share, and $3.8 billion of total net income for the company. In addition to strong results in most of our operations, some of the investments made during the financial crisis were monetized during the year, leading to the realization of both significant carried interests that had been built up over the past number of years, and gains realized on our capital. In hindsight, many of these were exceptional investments.

We continue to believe that Real Assets will generate excellent risk adjusted returns for our clients. For greater insight, we encourage you to read our investment primer called Real Assets: The New Essential that is posted on our website. As these investments gain in popularity, we believe that investors will substantially increase their portfolio allocation to Real Assets. As one of the few asset management franchises that can invest large-scale amounts of capital in Real Assets on a global basis, we are well-positioned to increase our assets under management over time.

Our assets under management increased to $187 billion despite significant returns of capital to clients on realizations. This was due to market appreciation as well as strong net capital inflows. We continue to increase our scale and presence with net fund inflows of $19 billion during 2013. We had final closes on our highly successful $7 billion Infrastructure Fund II and our $4.4 billion Strategic Real Estate Fund. The stand-out in fundraising for our public securities funds continues to be our listed long-only infrastructure strategy, where we increased assets under management by $3 billion to almost $5 billion.

In addition, we closed a $1 billion global Timberlands Fund V, a $270 million Brazil Timber Fund II and raised $600 million for a pooled investment in a group of Los Angeles office properties.

Investment Performance

In 2013, real assets performed exceptionally well and our funds reflected this strong performance. Many of our private funds are performing at or above their targeted returns and our flagship listed entities each made significant progress with their business plans. The performance of our public securities strategies, focused around real estate and infrastructure, was strong. For example, our long-only infrastructure funds earned 24% last year while most of our long/short funds achieved even better returns.

Based on stock market prices, our overall return was 11% in 2013. This included the stock market increase in price, our regular dividends, and a special dividend distributed to shareholders in the form of a partial share of Brookfield Property Partners. More importantly, the compound shareholder returns over the last 10 and 20 years are approximately 20%, which compares well with most other investment alternatives. If we can come close to matching these returns in the next 10 to 20 years, everyone should be very pleased.

Investment Performance	Brookfield NYSE	S&P 500	10 Year Treasuries
1	11%	32%	(6)%
5	24%	18%	3%
10	19%	7%	5%
20	19%	9%	n/a

1  |  Brookfield Asset Management Inc. – Q4 2013 Letter to Shareholders

Market Environment

The equity markets in developed countries (U.S., UK, Europe, Japan, Australia, Canada) performed extremely well in 2013, with most other risk oriented financial assets following suit. Emerging market stocks, on the other hand, were down significantly in local currency terms and even more dramatically in U.S. dollar terms, as most of these currencies weakened against the U.S. dollar. Bonds did poorly, as would be expected at this point in the cycle, and at these yields there still seems no great upside to owning fixed income securities if one has discretion to allocate capital elsewhere.

The Fed’s decision to begin tapering the pace of its asset purchase program in December and the mention of tapering in June was an important catalyst in a shift of capital away from many emerging markets and back towards developed markets.  This was particularly evident in the underperformance of markets and currencies with the weakest current account fundamentals and lowest external reserve balances, highlighting their vulnerability to capital flight.  Our efforts for the last four years were concentrated on investing in developed markets. However, as a result of this shift, our focus has moved toward emerging markets where capital is currently less available, valuations are more attractive and the currencies are weak versus the U.S. dollar. The ability of our platform to allocate capital across the globe to regions where it is scarce represents a competitive advantage for our clients, and as in past, should contribute to higher returns over the longer term.

Real assets performed exceptionally well this year, as the global economy continued to improve. Stocks associated with real assets, however, underperformed mid-year in the wake of the Fed’s first hint at tapering its asset purchases, as mentioned above. This stock performance contrasted with private asset markets, where there has been, and still is, a robust bid for assets that generate cash flow, in particular in the United States, Canada and Australia, where we have extensive operations.

Over the next ten years, our view is that interest rates will remain at levels that are supportive of a shift away from traditional bond investments towards higher yielding alternatives such as real assets. These types of assets generate strong cash flows, have equity like features with growing cash flows and have inflation protection. As a result, we continue to see institutional investors shifting capital into real assets, particularly towards platforms that are flexible enough to capitalize on relative valuations across the global landscape.

Competitive Advantages

Our goal is to invest capital for our clients in opportunities which have reasonable returns in a downside scenario (6% to 8% on equity), have the potential to generate good returns under most scenarios (12% to 15%), and in the upside cases will generate excellent returns (20% plus). These latter scenarios usually require us to be able to buy right, execute well, and reallocate capital wisely over time.

We consider ourselves value based investors who own and operate real asset based businesses on a global basis. This has proved to be an effective way to earn good risk-adjusted returns over the last twenty years and looking forward, we think we can continue to achieve similar returns for all of our constituents.

We always try to use our competitive advantages to generate superior returns and better understand the risks we are taking. We believe the company has three major competitive advantages: capital availability, operating expertise and our global perspective.

Our capital availability stems from the fact that we have close to $200 billion of assets under management, along with access to ±$15 billion of liquidity to back our investment strategies. There are few organizations who can commit to the scale of transactions that we can.  As a result, we are attractive counterparties for those wishing to transact on large assets.

We have invested over 20 years in building best-in-class operating platforms and now have 28,000 employees running our businesses. This tremendous asset gives us real time grass roots information needed to make more informed investment decisions, as well as unlock the value of our assets by managing them well.

2 | Brookfield Asset Management Inc. – Q4 2013 Letter to Shareholders

Finally, our 100 year history as an international investor has given us a very global outlook. We are currently operating in virtually every country in which we wish to invest, and enjoy enormous flexibility of where we can invest capital. We are able to allocate capital to regions where it is scarce, which often results in opportunities to acquire assets for less than their replacement value, while avoiding regions that we believe are fully valued.

Three recent investments illustrate how we put these competitive advantages to work. The first is a rail and ports business (VLI) in Brazil which was owned by Vale, a global mining company. Vale wanted to raise capital to fund its core business and approached us to acquire a 27% interest in VLI. We were a logical choice because we are a local investor in Brazil and also have operating expertise, as owners of major rail and port infrastructure globally. As a result of these two attributes, we were able to diligence VLI’s operations and structure a transaction with assistance from our people from around the globe. The investment required approximately $850 million, which few other investors are able to commit, in particular in this stage of capital availability in Brazil.

The second example comes from Ireland, where we have been named as the preferred bidder to acquire part of the government owned utility Bord Gáis. The International Monetary Fund lent the Irish government significant capital to weather the financial crisis, which they are now repaying, in part by selling infrastructure assets. While we only had small operations in Ireland, we were able to send our global wind investment and operating teams to assess the wind assets owned by Bord Gáis. We are finalizing our purchase agreement with the state-owned seller. If successful, we will acquire 630 megawatts of operating wind farms and development projects. Our competitive advantages allowed us to dedicate this amount of capital to Ireland, assess these assets, and transact in a challenging environment.

The third example is our investment in China Xintiandi, which owns a world class portfolio of retail and office properties. We believe that the combination of their owner, Shui On Land, as a local participant with our global knowledge and operating platforms will make our new venture one of the leading commercial property platforms in China. In addition, in a market where few others have been recently committing capital, we pledged $1.25 billion to this opportunity – $750 million to the initial portfolio and $500 million for new ventures. Few others have access to this size of capital and can devote the resources needed to succeed.

Our View on the United States

More recently, we have been investing a greater portion of our investment dollars outside of the United States.  As a result, we are often asked if this means that we are negative on the United States. The bottom line is, absolutely not.

We are very positive on the United States for many reasons, which we will attempt to highlight here. For us, the attraction to other markets is simply that on a relative basis, they are currently offering far greater investment opportunities. This is largely the result of the United States recovery taking hold and capital availability coming back. As a result, the price now being paid in the United States for assets and the terms one receives are far different than a few years ago. This compares to emerging markets today, where capital is less available and therefore, relatively speaking, values are attractive; terms of acquisition are good, or both.

Our investments in the United States span every business we have and encompass over 50% of our operations, with approximately $100 billion of our assets. We continue to expand and grow each of these operations organically, and when opportunities arise with acquisitions. Each year we inevitably find acquisitions, but we always invest substantial capital with organic growth. For example, we are completing the development of a new electricity transmission system in Texas, building wind power facilities in California, expanding a major shopping mall in Hawaii, building a 5 million square foot complex for residential apartments and office space in Manhattan, and will build upwards of 5,000 single family and multifamily homes this year.

3 | Brookfield Asset Management Inc. – Q4 2013 Letter to Shareholders

Our reasons for being positive on the United States are as follows:

Housing Recovery – The U.S. housing recovery is still only mid-cycle and a large number of jobs are being created as housing starts move towards 1.5 million homes built annually. This is good for employment and the wealth effect.

Demographics – Immigration brings additional people to the U.S. each year and has kept the U.S. demographics looking better than most countries in the world, including a fertility rate close to 2.1 births per couple; well beyond all developed countries of the world. This bodes well for continued GDP growth.

Labour Flexibility and Productivity – The entrepreneurial spirit in the United States drives great labour flexibility and productivity improvements. More jobs are lost and created than in any other place in the world. This leads to productivity enhancements and a good business environment, especially for risk taking start-ups.

Shale Oil and Gas Revolution – The U.S. is on track to be energy self-sufficient as the technology breakthrough of hydraulic fracking has unlocked vast shale oil and gas resources. This brings jobs, makes the country less reliant on oil from foreign suppliers, and helps reduce the trade deficit.

Technological Advancements and Reinvention – From Silicon Valley advances, to the shale oil and gas revolution, to global leadership with financial institutions, investment managers and global companies, the U.S. leads both technological advances and global competitiveness. Well-developed U.S. bankruptcy laws also form part of this advantage, as few other countries have refined this framework as successfully.

Global Currency Standard and Deep Financial Markets – The U.S. has both the deepest financial markets in the world, as well as the global reserve currency. No country has yet come close on either. This is an incredible advantage which the United States possesses and provides tremendous strength and flexibility while they solve their fiscal issues.

The China Story

Our success depends on our ability to find opportunistic investments in real assets around the world, underwrite and acquire the assets, and operate them well in order to generate our targeted returns. While we have made small investments in China in the past, we were unable to find a significant opportunity where we could invest comfortably. During 2013, we found such an opportunity with a portfolio of Shanghai commercial properties.

The Chinese economy is incredibly large and diverse, and contains some economic regions that at best would be described as “pioneer,” has regions that are classically “emerging,” but most importantly has regions that are fully competitive on a global stage. Our view is that the Chinese economy will experience peaks and valleys along a rapid growth path. But by being careful with how we invest and by being integrated into the economy, these transitions will provide many opportunities for us, as they do in other countries around the world.

The misunderstanding by many Western observers lies in the premise that once China stumbles, it will fall behind, and never come back. To put this into context, one can compare China to the United States. In 1820, agriculture represented 80% of the U.S. economy.  By 1920, agriculture had declined to 25%, and during this century of transition and growth there were both good and not so good economic periods. Contrast that to China, where in 1975 agriculture represented 80% of the Chinese economy and by 2030 it will represent 25%. In these 55 years of transition there were, and will be, many economic cycles. But like the U.S., we believe China will be a good place to invest over the long term.

The most commented on economic item is the impact of a Chinese slowdown on China, and the global economy. Our take is that many forget that this is largely the law of big numbers at work as the Chinese economy is now the second largest in the world. One must remember that at $8 trillion, even 6% growth creates a GDP increase which in itself is larger than most countries’ GDP, and in aggregate as large as the growth being added by the United States to the world’s economy annually.

4 | Brookfield Asset Management Inc. – Q4 2013 Letter to Shareholders

We were fortunate to find a Chinese partner that not only recognized that our brand of institutional capital management, asset management and operations is greatly needed within China, but also owns one of the highest quality commercial property portfolios in the country.  While we will only own 22% of the entity, we will be providing a number of our people into positions within the company. Our growth plans for China Xintiandi will be market and opportunity dependent, but we believe we can assist our partner in becoming one of the leading owners and operators of premier commercial properties within China.

The initial portfolio of properties owned by China Xintiandi consists of over 3.4 million square feet of premier quality office and retail assets in two truly irreplaceable locations within Shanghai. We believe Shanghai is one of the world's leading cities and we are thrilled to be able to be a part of its future.

Operations

Overall assets under management are over $187 billion with fee bearing capital increasing to $79 billion. The distribution is as follows:

US$ billions	Assets Under Management	Fee Bearing Capital
Property	$108	$30
Renewable Energy	19	11
Infrastructure	29	22
Private Equity	31	16
	$187	$79

Total carried interests realized in the year were $565 million with our expected annualized target carried interest now approximately $350 million based on current private fund capital. Fee related earnings increased by nearly 70%, due to the expansion of fee bearing capital in our listed and private funds, as well as our public securities mandates. Combined with base fees and other incentive distributions, the estimated run-rate of fees and carry for our franchise is over $1 billion and growing rapidly as we continue to expand our business.

Performance across our funds was strong due to operational improvements and monetizations at attractive valuations. This has resulted in attractive returns for our private funds and continued FFO growth and distribution increases in our listed funds. In our public securities group, our real estate and infrastructure funds have developed exceptional long-term track records with top-decile performance over the past five and 10 years. This performance led to $30 million of performance fees in 2013.

Brookfield Property Group

Our property group recorded solid performance, with FFO increasing 3% year over year to nearly $560 million. This reflected excellent returns from our U.S. retail property portfolio, improvements in office leasing, and growth initiatives undertaken in the past five years.

We consolidated our real estate group with the launch of our flagship public entity, Brookfield Property Partners (BPY), and more recently launched a merger of our office business into BPY. This transaction has now received independent endorsement by the Board of Brookfield Office Properties, and we have received positive feedback from virtually all shareholders. Once complete in the first half of 2014, we believe BPY will have taken the next major step in its establishment as one of the largest and most diverse real estate investment entities globally.

We increased our stake in our U.S. shopping mall business by acquiring further shares from institutional clients who backed our restructuring of General Growth in 2010. This investment by BPY was funded by the issuance of a further $1 billion of shares to us and approximately $450 million to two of our sovereign wealth clients. In addition, we crystallized approximately $560 million in performance fees on our original investment, which was received in the fourth quarter of 2013. BPY now owns a 32% stake in GGP directly and we manage a further 8% for client accounts.

5 | Brookfield Asset Management Inc. – Q4 2013 Letter to Shareholders

We closed fundraising for our $4.4 billion private real estate fund, which combined with our public market capital gives us a competitive advantage as we execute our strategy of building our premier global commercial property portfolio.

We made a number of acquisitions to increase the scope of our property operations, including the previously mentioned investment in Shanghai based China Xintiandi.  We took over management of a property fund in India with $300 million of commitments and commercial real estate investments in two major business centres by working with an international financial company that wanted to exit this market.

We expanded our high quality office property portfolio by acquiring a Los Angeles office company with institutional clients, creating a $1.1 billion fund with seven high quality office properties comprising 8.3 million square feet of office space in downtown Los Angeles. We launched construction of new buildings in London, Perth, Calgary and Toronto after receiving significant leasing commitments from tenants. We began construction of the platform over the rail yards at our Manhattan West project in New York.

We acquired two leading warehouse operators and now have over 62 million square feet of operating assets and more than 79 million square feet of development assets across North America, Europe, the Middle East and China. We also acquired 36 multifamily properties in the United States with 9,100 apartment units.

Brookfield Renewable Energy Group

Our renewable energy business benefitted from improved hydrology, an expanded portfolio of hydroelectric assets and higher prices on sales of uncontracted electricity, with FFO rising 43% in 2013 to $447 million. In addition, we continued to find opportunities to expand our portfolio in Europe and North and South America through acquisitions and organic growth.

In Europe, we were recently named the preferred bidder to acquire part of a state-owned energy company which owns a portfolio of 330 megawatts of operating plants and 300 megawatts of development projects. This positions our group for future growth in a region that places a premium on renewable energy. If successful, we will integrate these operations and look to utilizing this business to expand in the future.

We also added to our existing hydroelectric and wind operations in New England, California and British Columbia by acquiring approximately 700 megawatts of generating facilities. In addition, we completed construction of three hydroelectric projects with nearly 100 megawatts of capacity.

Subsequent to the end of the year, we announced plans to acquire one third of a 417 megawatt hydroelectric plant in Pennsylvania, one of the largest hydro facilities in the northeastern U.S. Looking ahead, our pipeline of organic developments should add 1,700 megawatts of generating capacity to our portfolio.

Brookfield Infrastructure Group

Organic growth initiatives and acquisitions over the past three years are now contributing to excellent performance from our infrastructure group, with FFO rising 111% in 2013 to $472 million. We increased the scale of this business over the last year and are well positioned for future growth with a widely-held public entity and our follow-on flagship $7 billion private fund.

Our infrastructure group announced plans to acquire a number of assets in the fourth quarter, including a 27% stake in a rail and ports business in Brazil for approximately $850 million. This partnership with Vale should lead to other investment opportunities in the future. We also recently committed to acquire ports in Los Angeles and Oakland, partnering with a major shipping company that wanted to raise capital. Earlier in the year, we increased our stake in a network of South American toll roads with a $700 million investment and added to our district energy businesses with acquisitions in Houston and New Orleans.

Organic growth initiatives during the year included commissioning our Texas electrical transmission network. The merger of our UK utility business with its largest competitor was also completed early in the year, and after refinancing this asset, we increased FFO by more than 70%.

6 | Brookfield Asset Management Inc. – Q4 2013 Letter to Shareholders

The expansion of our infrastructure portfolio was funded in part by recycling capital from mature assets, newly issued shares in Brookfield Infrastructure, and institutional clients. We sold Canadian and U.S. timber investments for $3 billion and a minority ownership in a New Zealand utility for proceeds of $410 million.

Brookfield Private Equity Group

We often spend many years improving investee businesses and investing capital before reaping the rewards of our efforts. Last year, we harvested the results of many years of hard work on a number of companies involved in the U.S. homebuilding business. This resulted in FFO increasing by 152%, year over year, to $658 million.

Realizations over last year included the sale of a U.S. paper and packaging business to a strategic buyer for $1 billion. We also agreed to sell our stake in a major oriented strand board producer to a competitor in a cash and stock deal that generated $250 million in cash and gives us continued exposure to improving housing markets though a meaningful equity position in North America’s largest OSB producer. We sold an additional $265 million of shares in forest product companies and continue to hold a significant position in these businesses. Our North American residential property development operations also achieved excellent results with land values increasing across virtually every market and home sales velocity increasing.

We made a number of promising investments in the energy business in 2013, where we believe relatively low natural gas prices had led to attractive valuations. This has resulted in us building one of North America’s largest coal bed methane businesses, adding significant scale in 2013 with a $215 million acquisition. We also privatized two junior oil and gas companies and merged their operating platforms.

We invested in a cold storage business with facilities in Toronto and Calgary that we believe can be developed into a significant national company. And as part of our strategy to assist commodity companies which have lost access to public market financing, we made a $170 million loan to a palladium mining company that needed capital to complete an expansion project.

Strategy and Goals

Our strategy is to provide world-class alternative asset management services on a global basis, focused on real assets such as property, renewable energy, infrastructure, and private equity investments. Our business model utilizes our global reach to identify and acquire high quality assets at favorable valuations, finance them prudently, and then enhance the cash flows and values of these assets through our established operating platforms to achieve reliable attractive long-term total returns.

Our primary long-term goal is to achieve 12% to 15% compound annual returns measured on a per share basis. This increase will not occur consistently each year, but we believe we can achieve this objective over the longer term by:

•
Offering a focused group of Funds on a global basis to our clients; while utilizing our discretionary capital to invest beside these clients, and to support our Funds in undertaking transactions they could not otherwise contemplate without our assistance;

•
Focusing the majority of our investments on high quality, long-life, cash-generating real assets that require minimal sustaining capital expenditures, having some form of barrier to entry, and characteristics that lead to appreciation in the value of these assets over time;

•	Utilizing our operating experience, global platform, scale and extended investment horizons to enhance returns over the long term;

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Maximizing the value of our operations by actively managing our assets to create operating efficiencies, lower our cost of capital and enhance cash flows. Given that our assets generally require a large initial capital investment, have relatively low variable operating costs, and can be financed on a long-term, low-risk basis, even a small increase in the top-line performance typically results in a disproportionately larger contribution to the bottom line; and

•
Actively managing our capital. Our strategy of operating our businesses as separate units provides us with opportunities from time to time to enhance value by buying or selling assets or parts of a business if the markets enable access to capital at attractive terms. As a result, in addition to the underlying value created in the business, this strategy allows us to earn extra returns over those which would otherwise be earned. In addition, we often capitalize on mispricing of our securities in the stock market by repurchasing shares of the company when opportunities arise and the valuation is compelling.

7 | Brookfield Asset Management Inc. – Q4 2013 Letter to Shareholders

Summary

We remain committed to being a world-class alternative asset manager, and investing capital for you and our investment partners in high-quality, simple-to-understand assets which earn a solid cash return on equity, while emphasizing downside protection for the capital employed.

The primary objective of the company continues to be generating increased cash flows on a per share basis, and as a result, higher intrinsic value per share over the longer term.

And, while I personally sign this letter, I respectfully do on behalf of all of the members of the Brookfield team, who collectively generate the results for you. Please do not hesitate to contact any of us, should you have suggestions, questions, comments, or ideas you wish to share with us.

J. Bruce Flatt
Chief Executive Officer

February 14, 2014

8 | Brookfield Asset Management Inc. – Q4 2013 Letter to Shareholders